UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Mind Medicine (MINDMED) Inc.

(Name of Issuer)

COMMON SHARES, NO PAR VALUE

(Title of Class of Securities)

60255C885

(CUSIP Number)

Joseph D. Samberg

1091 Boston Post Road

Rye, New York 10580

(914) 401-7059

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60255C885	SCHEDULE 13G	Page 2 of 5

1	NAMES OF REPORTING PERSONS
Joseph D. Samberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,915,000(1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,915,000(1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,915,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.0%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) See Item 4 below.

CUSIP No. 60255C885	SCHEDULE 13G	Page 3 of 5

Item 1.	Issuer

(a)	Name of Issuer:

Mind Medicine (MINDMED) Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

One World Trade Center, Suite 8500

New York, NY 10007

Item 2.	Filing Person

(a)	Name of Persons Filing

The name of the person filing this report (the “Reporting Person”) is:

Joseph D. Samberg

(b)	Address of Principal Business Office or, if None, Residence

The address of the principal business office of the Reporting Person is:

1091 Boston Post Road

Rye, New York 10580

(c)	Citizenship:

United States citizen

(d)	Title of Class of Securities:

Common Shares, no par value (the “Common Shares”)

(e)	CUSIP Number:

60255C885

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 60255C885	SCHEDULE 13G	Page 4 of 5

Item 4.	Ownership.

The information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentage reported is based on 35,504,771 outstanding Common Shares, as reported in the Issuer’s Prospectus Supplement dated September 27, 2022 and filed with the Securities and Exchange Commission on September 29, 2022 (the “Prospectus”) to be outstanding immediately following completion of the offering described therein, plus 1,955,547 shares disclosed in the Prospectus as having been issued after June 30, 2022 plus immediately exercisable warrants to purchase 850,000 Common Shares that may be deemed to be beneficially owned by the Reporting Person.

A revocable trust of which the Reporting Person is trustee holds 1,335,500 Common Shares, which includes immediately exercisable warrants to purchase 595,000 Common Shares, and an entity controlled by the Reporting Person holds 579,500 Common Shares, which includes immediately exercisable warrants to purchase 255,000 warrants. The Reporting Person may be deemed to beneficially own the securities directly held by these entities. The aggregate number of Common Shares that the Reporting Person may be deemed to beneficially own as of the date this Schedule 13G is filed is 1,915,000 Common Shares, which constitutes approximately 4.999% of the Issuer’s outstanding Common Shares following the completion of the follow-on public offering described in the Prospectus.

As of September 28, 2022, the Reporting Person’s beneficial ownership of the Common Shares exceeded 5% of the Common Shares then outstanding or deemed to be outstanding, thereby requiring the Reporting Person to file this Schedule 13G pursuant to Rue 13d-1(c) under the Securities Exchange Act of 1934, as amended. However, the Reporting Person’s beneficial ownership subsequently decreased to 4.999% and, thus, the Reporting Person’s beneficial ownership is not above 5.0% as of the date of filing this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 60255C885	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 7, 2022

/s/ Joseph D. Samberg
Joseph D. Samberg